TORA TRADING SERVICES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

Cash flow from operating activities:	
Net income	$ 337,055
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	25,669
Stock-based compensation	186,810
Changes in assets and liabilities:	
Due from member	(635,641)
Prepaid expenses and other assets	40,872
Accounts payable and accrued expenses	29,429
Accrued compensation	10,230
Net cash used by operating activities	(5,576)
Cash flows from investing activities:	
Purchase of property and equipment	(16,264)
Net cash used by investing activities	(16,264)
Net decrease in cash and cash equivalents	(21,840)
Cash and cash equivalents - beginning of year	1,182,403
Cash and cash equivalents - end of year	$ 1,160,563

See notes to financial statements.